Exhibit 2.2

AMENDMENT NO. 1

to the

AGREEMENT AND PLAN OF MERGER

dated as of June 1, 2005

This AMENDMENT NO. 1 (“Amendment No. 1”), to that certain Agreement and Plan of Merger, dated as of June 1, 2005, by and among Citrix Systems, Inc. (the “Parent”), NCAR Acquisition Corporation (the “Merger Sub”), NCAR, LLC (the “LLC”), NetScaler, Inc. (the “Company”), and Gaurav Garg, as stockholder representative (the “Agreement”), is made this 24th day of June, 2005, by and among Parent, Merger Sub and the Company. Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings set forth in the Agreement.

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”), of Merger Sub with and into the Company in accordance with the Agreement and the General Corporation Law of the State of Delaware, and to the extent applicable, the California General Corporation Law, and promptly following the Merger, Parent intends to merge the Company with and into the LLC (the “LLC Merger”), with the LLC to be the surviving entity of the LLC Merger; and

WHEREAS, the parties to the Agreement wish to amend the Agreement to modify the terms upon which the transactions contemplated by the Agreement may be effectuated.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment of Section 7.13(a); Unvested Options and Out-Of-The-Money Options. The Agreement is hereby amended by adding the following sentence at the end of Section 7.13(a):

“Notwithstanding the provisions of this Section 7.13(a), the terms of conversion of the Unvested Options and the Out-Of-The-Money Options pursuant to this Section 7.13(a) will be adjusted by Parent to the extent minimally necessary, if at all, in order to comply with Section 424(a) of the Code (even if not otherwise applicable because the particular Option is not intended to qualify as an incentive stock option within the meaning of Section 421 of the Code).”

2. No Other Amendments. Except to the extent amended hereby, all of the definitions, terms, provisions and conditions set forth in the Agreement are hereby ratified and confirmed and shall remain in full force and effect. The Agreement and this Amendment No. 1 shall be read and construed together as a single agreement and the term “Agreement” shall henceforth be deemed a reference to the Agreement as amended by this Amendment No. 1. This Amendment No. 1 may be signed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. In making proof of this Amendment No. 1, it shall not be necessary to produce or account for more than one such counterpart.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be executed and delivered by their duly authorized representatives, all as of the day and year written above.

CITRIX SYSTEMS, INC.

By:	/s/ David J. Henshall
Name:	David J. Henshall
Title:	Chief Financial Officer

NCAR ACQUISITION CORPORATION

By:	/s/ David J. Henshall
Name:	David J. Henshall
Title:	President and Treasurer

NETSCALER, INC.

By:	/s/ B.V. Jagadeesh
Name:	B.V. Jagadeesh
Title:	President and Chief Executive Officer